SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to _______

Commission file Number 000-10535

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITIZENS BANKING CORPORATION
AMENDED AND RESTATED SECTION
401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CITIZENS BANKING CORPORATION
One Citizens Banking Center
328 South Saginaw Street
Flint, Michigan 48502

Citizens Banking Corporation

2

Financial Statements and Supplemental Schedule

Citizens Banking Corporation Amended and Restated Section 401(k) Plan
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

Financial Statements and
Supplemental Schedule

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Citizens Banking Corporation Amended and Restated Section 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 27, 2005

Citizens Banking Corporation Amended
And Restated Section 401(k) Plan

Statements of Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Common stock:
Citizens Banking Corporation	$36,953,352	$43,051,504
Mutual funds	90,949,499	83,033,699
Money market account	6,422,262	7,631,595
Loans to participants	3,319,141	3,151,548

Assets available for benefits	$137,644,254	$136,868,346

See accompanying notes.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2004

Additions
Investments income:
Dividends:
Citizens Banking Corporation	$1,392,946
Other	4,233,959
Interest income	177,139

Total investment income	5,804,044

Contributions:
Employer	3,163,598
Employee	6,850,846

10,014,444

Deductions
Benefit payments to participants	21,718,826
Management fees	61,154

21,779,980

Net realized and unrealized appreciation in fair value of investments (Note 3)	6,737,400

Net increase	775,908
Assets available for benefits at beginning of year	136,868,346

Assets available for benefits at end of year	$137,644,254

See accompanying notes.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Citizens Banking Corporation Amended and Restated Section 401(k) Plan (the Plan) is a defined contribution plan which includes a 401(k) salary deferral feature. The Plan covers substantially all employees of Citizens Banking Corporation (the Corporation) and its banking subsidiaries.

Salaried employees are eligible for the Plan on the first business day of the calendar quarter coincident with or following their date of hire. Additionally, hourly employees are eligible for the Plan on the first business day of the month coincident with or next following the completion of ninety consecutive days of employment with the Corporation in which the employee is credited with at least 180 hours of credited service. If an hourly employee fails to be credited with at least 180 hours of credited service in the first ninety days of employment, he shall commence participation in the Plan on the first day of the month following any calendar quarter in which he is credited with at least 180 hours of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 2004 and 2003, participants were able to contribute up to 50% of their annual salary, not to exceed the annual IRS limitation of the current year ($13,000 and $12,000 for 2004 and 2003, respectively). On an after-tax basis non-highly compensated employees may contribute up to 10% of their compensation.

The Corporation will match the participant’s pre-tax contribution up to 6% of the participant’s compensation (includes regular base salary or wages, commissions, overtime, shift premiums, incentive pay and referral pay). The Corporation will match 100% on the first 3% of pre-tax salary deferral and 50% on the next 3% of pre-tax salary deferral, for a total of a 75% match on a 6% pre-tax salary deferral. A retiree medical savings account was established for each participant. One third of the employer matching contribution is automatically directed into this account. Employees may not borrow against any monies residing in this account.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants are immediately vested in their contributions and the Corporation’s matching contributions plus actual earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions.

On termination of service, death, disability, or retirement, the participant will elect to receive, defer, or rollover a single lump-sum amount equal to the vested value of his or her account.

Administrative expenses are paid by the Corporation and the individual participants.

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Prior year amounts may have been reclassified to conform with current year presentation.

2. Significant Accounting Policies

Valuation of Investments

Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Citizens Banking Corporation Common Stock	$1,887,514
Mutual funds	4,849,886

$6,737,400

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

		December 31
		2004	2003
**	Citizens Banking Corporation Common Stock	$36,953,352	$43,051,504
**	Golden Oak Prime Obligation Class A	*	7,631,595
**	Golden Oak Intermediate Income Fund	*	8,154,891
**	Golden Oak Small Capital Value Fund	*	7,116,826
	Invesco Total Return Fund	*	11,876,986
	Janus Advisor International Retirement Class Fund	*	6,898,991
	Goldman Sachs Core Fixed Income-A Fund	7,535,543	*
	Goldman Sachs Small Cap Value Fund	7,093,203	*
	American Balanced Fund– Class A	16,122,446	*
	American Growth Fund of America	8,184,013	*
	American Europacific Growth Fund	8,053,988	*
	SSGA S&P 500 Index Fund	7,809,228	*

 * Investment does not represent 5% or more of fair value of the Plan’s net assets.

** Party-in-interest.

On September 29, 2004, the Wealth Management line of business of Citizens Banking Corporation completed its reorganization of the Golden Oak Funds managed by its affiliate CB Capital Management, Inc. into two leading fund groups: Goldman Sachs Asset Management and Federated Mutual Fund Services. The assets of the Golden Oak funds have been exchanged for shares of the acquiring funds.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following is a summary of transactions (at cost) with parties-in-interest:

	Citizens Banking Corp. Common Stock	Golden Oak Prime Obligation Class A	Golden Oak Value Portfolio Fund	Golden Oak Diversified Growth Fund	Golden Oak Intermediate Income Fund	Golden Oak Small Capital Fund	Golden Oak International Equity Fund
Balance at January 1, 2003	$27,087,569	$8,901,205	$7,922,346	$10,317,737	$7,884,550	$7,433,096	$862,217
Purchases in 2003	6,065,113	8,444,682	835,526	2,810,417	2,017,949	1,203,455	748,742
Sales in 2003	6,776,294	9,847,541	1,927,801	4,174,964	2,147,511	2,260,022	627,023

Balance at December 31, 2004	26,376,388	7,498,346	6,830,071	8,953,190	7,754,988	6,376,529	983,936
Purchases in 2004	3,806,885	5,820,437	540,841	985,851	999,345	1,992,502	324,306
Sales in 2004	7,014,812	13,318,783	7,370,912	9,939,041	8,754,333	8,369,031	1,308,242

Balance at December 31, 2004	$23,168,461	$—	$—	$—	$—	$—	$-

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 20, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003
Assets available for benefits per the financial statements	$137,644,254	$136,868,346
Amounts allocated to withdrawn participants	—	(1,491,324)

Net assets available for benefits per the Form 5500	$137,644,254	$135,377,022

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2004
Benefits paid to participants per the financial statements	$21,718,826
Add amounts allocated on Form 5500 to withdrawn participants at December 31, 2004	-
Less amounts allocated on Form 5500 to withdrawn participants at December 31, 2003	1,491,324

Benefits paid to participants per the Form 5500	$20,227,502

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedule

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan

EIN: 38-2378932            Plan Number: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate ofInterest, Collateral,			Current
Lessor or Similar Party	Par or Maturity Value	Cost		Value
Common Stock:
*Citizens Banking Corporation	1,075,789 Shares	*	*	$36,953,352

Total Common Stock				$36,953,352

Mutual Funds:
Goldman Sachs Small Cap Value Fund	166,234 Units	*	*	$7,093,203
Goldman Sachs Strategic Growth Fund — A	565,764 Units	*	*	5,007,014
Goldman Sachs Large Cap Value Fund — A	451,116 Units	*	*	5,873,529
Goldman Sachs Core International Equity Fund — A	116,659 Units	*	*	1,279,755
Goldman Sachs Core Fixed Income Fund — A	748,316 Units	*	*	7,535,543
AIM Mid-Cap Equity Fund	119,100 Units	*	*	3,411,038
American Balanced Fund	895,691 Units	*	*	16,122,446
American Growth Fund	298,905 Units	*	*	8,184,013
American Washington Mutual Investors Fund	110,004 Units	*	*	3,385,914
American Europacific Growth Fund	226,045 Units	*	*	8,053,988
Fidelity Advisor Mortgage Securities Fund	338,205 Units	*	*	3,798,044
Fidelity Advisor Small Cap Fund T	64,432 Units	*	*	1,586,959
Janus Mid-Cap Value Investor Fund	212,003 Units	*	*	4,683,136
Managers Special equity Fund – Class A Shares	58,102 Units	*	*	5,253,040
State Street Global Advisors S&P 500 Index Fund	391,048 Units	*	*	7,809,228
Templeton Foreign Fund	152,248 Units	*	*	1,872,649

Total Mutual Funds				$90,949,499

Money Market Account:
Goldman Sachs Financial Square Prime Obligation Class A	$6,422,262 principal amount	*	*	$6,422,262

Total Money Market Account				$6,422,262

*Participant Loans	Interest rate range: 5.0% - 10.5%; with various maturity dates			$3,319,141

				$137,644,254

 *Party-in-interest.

**Historical cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 27, 2005	/s/Michael A. Darby

Michael A. Darby Chairman, Pension/401(k) Administration Committee

/s/Kurt A. Schulze

Kurt A. Schulze Secretary, Pension/401(k) Administration Committee

EXHIBIT INDEX

The following documents are filed as part of this report. Exhibits not required for this report have been omitted. Citizens’ Commission file number is 000-10535.

Exhibit
No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm